UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

MMTEC, INC.

(Translation of registrant's name into English)

c/o Gujia (Beijing) Technology Co., Ltd.,

Room 608A, Air China Century Building, 40 Xiaoyun Road, Chaoyang District, Beijing, 100020

People’s Republic of China

Tel: +86 10 5617 2312

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Board of Directors – Membership changes

Effective as of October 22, 2019, Qian Ruan, a Board member at large of MMtec, Inc. (the “Company’) tendered his resignation. His resignation was for personal/health reasons and not for any disagreements with the Company or its management.

Effective as of October 22, 2019, the Board appointed Hinman Au to fill the vacancy resulting from the above-referenced resignation. Since July 2016 he served as Chief Executive Officer of MM iGlobal, Inc., a registered broker-dealer. From September 2012 to July 2016, he held the offices of Chief Executive Officer of Tradefield Securities, Inc., a registered broker-dealer. From August 2014 to August 2016, he held the position of Chief Executive Officer of American Education Center, a publicly traded company (OTCQB). Hinman Au holds a Bachelor of Science degree in Computer Science from Lehman College (CUNY, 1987), a Master of Science degree in Electrical Engineering from State University of New York at Stony Brook (1989), and a Master of Business Administration degree from Baruch College (CUNY, 1992).

Following the foregoing changes, the Company’s Board is comprised of seven members, four of whom (Qingshun Meng, Yiqin Zhang, Shuguo Li, and Dongqiang Wang) are “independent” within the meaning of the NASDAQ rules.

Acquisition of MMBD Trading Ltd.

Pursuant to the Securities Purchase Agreement dated as of April 25, 2019, the Company agreed to purchase from Xiangdong Wen and Zhen Fan the remaining 75.1% of outstanding securities of MMBD Trading Ltd., a British Virgin Islands company (“MMBD”). Prior to the consummation of this acquisition, (i) the Company held 24.9% of outstanding securities of MMBD, and (ii) each Xiangdong Wen (the Chairman of the Company’s Board) and Zhen Fan (the Company’s CEO) beneficially owned 37.55% of outstanding securities of MMBD, respectively. The Company has agreed to pay the aggregate purchase price of $185,000 for such securities to be equally divided between the two shareholders of MMBD. The acquisition closed on October 18, 2019, following the receipt by the Company of requisite corporate and regulatory approvals, including, without limitation, FINRA CMA application approval, and the Company’s Audit Committee’s review and approval of the terms and provisions of this transaction involving related parties. Following and as a result of this acquisition, MMBD has become a wholly-owned subsidiary of the Company.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMtec, Inc.

By:	/s/ Zhen Fan
Zhen Fan, Chief Executive Officer

Date: October 25, 2019

2